September 18,
2019

Geoffrey McFarlane
Chief Executive Officer
Winc, Inc.
5340 Alla Road, Suite 105
Los Angeles, CA 90066

       Re: Winc, Inc.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed September 9, 2019
           File No. 024-11050

Dear Mr. McFarlane:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Risk Factors
Risks Related to Our Business
"All of our assets are pledged as collateral to our lenders.", page 13

1. We note your disclosure that, "[a]s of August 1, 2019, [you] were in default for failing to comply with 2 financial covenants under the credit facility with Western Alliance Bank,"
       and that "[o]n August 2, 2019, [you] entered into a modification agreement with Western
       Alliance Bank whereby Western Alliance Bank waived the existing defaults under the credit facility[,] . . . agreed not to exercise its remedies under the credit facility[, and] . .
       . also agreed to modify one of the financial covenants." Please enhance your disclosure to
 Geoffrey McFarlane
Winc, Inc.
September 18, 2019
Page 2
       describe how you plan to remedy these breaches, including whether and how you plan to comply with the one covenant that was not modified by Western Alliance Bank.
Part II
Consolidated Financial Statements
Note 9. Derivative Liabilities, page F-20

2. We reviewed your response to comment 14. Please provide us with more detail regarding the provision(s) in the warrants that were critical in your accounting determinations. Be very specific in regard to the exercise price and conversion terms and revise Note 9 to discuss these terms. Please also clarify for us whether you account for the warrants under
       ASC 480 or ASC 815 and your basis for such conclusion. Revise Note 9 to clarify which standard you apply. Finally, tell us how you measure the liability. Please reference authoritative literature that supports your accounting treatment.
Note 14. Basic and Diluted Net Loss Per Share, page F-28

3. We reviewed your revisions made in response to comment 13. Please tell us whether convertible preferred shares are participating securities. If so, please disclose the existence of the participation rights in this note and describe these rights or reference to where the rights are disclosed. Refer to ASC 260-10-55-24.
Part III
Exhibit Index, page 62

4. Reference is made to Exhibit 11. Please file an updated auditor's consent to the use of its audit report.
        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto,
Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff
Attorney, at (202) 551-2545 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.



                                                               Sincerely,
FirstName LastNameGeoffrey McFarlane
                                                               Division of
Corporation Finance
Comapany NameWinc, Inc.
                                                               Office of
Consumer Products
September 18, 2019 Page 2
cc:       Jeanne Campanelli
FirstName LastName